SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

MATERIAL FACT

Grand Cayman, Cayman Islands, November 29, 2022 – Nu Holdings Ltd. (“Nu” or “Company”) hereby informs its shareholders and the market that David Vélez Osorno, the Company's founder, chairman and Chief Executive Officer, has informed the Company of his unilateral decision to terminate the 2021 Contingent Share Award (as defined below), the main compensation agreement existing between the Company and Mr. Vélez (through its holding company Rua California Ltd.), and that the Company has agreed to terminate the award at the request of Mr. Vélez.

The Termination of the 2021 Contingent Share Award

Mr. Vélez's decision to seek termination of the 2021 Contingent Share Award has considered a number of factors, including:

(i) Efficiency – As a result of the termination of the 2021 Contingent Share Award, the Company will no longer need to recognize the share-based expenses related thereto. This is expected to bring savings in the aggregate amount of US$356 million in the seven years following the termination date and contribute to the Company's strong focus on efficiency associated with the ongoing macroeconomic environment; and

(ii) Dilution – The termination of the 2021 Contingent Share Award will avoid the potential dilution of the shareholders of the Company in an amount equivalent to up to 2% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis).

Mr. Vélez has also reinforced his long-term commitment to Nu and his confidence that his current ownership of over 20% of the Company's share capital (through its holding company Rua California Ltd.) already serves to align his interest with those of our shareholders in the current environment. As such, Mr. Vélez has communicated to the Company's Board of Directors and the Leadership Development, Diversity and Compensation Committee that he declines any new compensation in 2022 or in 2023, in the form of performance-based, long-term equity incentive awards or otherwise.

The Company's Board of Directors and the Leadership Development, Diversity and Compensation Committee have agreed to the termination of the 2021 Contingent Share Award on the basis that it has constituted a unilateral transfer of future value from Mr. Vélez to the Company – and, consequently, all shareholders – and has not impacted his roles and responsibilities as Company's chairman and chief executive officer.

Mr. Vélez has not received any consideration for the termination of the 2021 Contingent Share Award.

The Origin of the 2021 Contingent Share Award

On November 22, 2021, the Company granted to Mr. Vélez (through its holding company Rua California Ltd.) the right under the 2021 Contingent Sharer Award, or the “2021 Contingent Share Award” to be issued: (i) a number of Class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) of the Company when the Class A share price is equal to or greater than US$18.69 per share but less than US$35.30 per share; and (ii) a number of Class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) of the Company when the Class A share price is equal to or greater than US$35.30 per share.

Upon the granting of the 2021 Contingent Share Award, the Company determined its fair value using a Monte Carlo simulation model, which uses multiple input variables to determine the probability of satisfying the market conditions requirements. The fair value of the 2021 Contingent Share Award was estimated at US$423 million and, as required by the applicable accounting guidelines, was expected to be recognized by the Company, as share-based compensation expenses, according to the following timeline and irrespective of whether the applicable market conditions were satisfied:

(numbers are pre-tax and expressed in US$ million)

2021	2022	2023	2024	2025	2026	2027	2028	2029	Total
8	70[1]	70	70	70	70	28	28	9	423

[1] As of the date hereof, the following amounts had been recognized in 2022: (i) in Q1'22, Q2'22 and Q3'22, US$18 million in each quarter, and (ii) in Q4'22, US$6 million. All these values are pre-tax.

The Accounting of the Termination of the 2021 Contingent Share Award

The termination of the 2021 Contingent Share Award will result in a one-time, non-cash recognition of expenses in the total amount of US$356 million in the 2022 fourth quarter results of the Company, according to accounting guidelines set forth under the International Financial Reporting Standard 2 on Share-based Payment issued by the International Accounting Standards Board, or the "IFRS 2". After such one-time recognition, the Company will no longer account for any expense associated with the 2021 Contingent Share Award.

How to account for the unilateral termination of share-based compensation instruments?

In accordance with IFRS 2, unilateral terminations of share-based compensation instruments by the employee must be accounted for as an accelerated vesting, even if there is no actual vesting. Under an accelerated vesting of a share-based compensation instrument, the amount recognized on the date of the applicable termination is the amount that would otherwise have been recognized over the remainder of the vesting period of the instrument if the termination had not occurred.

Consequently, the termination of the 2021 Contingent Share Award shall be accounted as follows:

Q4'22	Debit	Credit
Expenses	US$356 million	-
Equity	-	US$356 million

Contacts:

Investor Contact:

Jorg Friedemann

investors@nubank.com.br

Media Contact:

Leila Suwwan

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  November 29, 2022